December 8, 2006

Mr. Jay Webb

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 6010

Washington, DC 20549

RE:	Itron, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed February 24, 2006
File No. 000-22148

Dear Mr. Webb:

This letter sets forth the responses of Itron, Inc. (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) contained in your letter dated November 29, 2006 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-Q for the quarterly period ended September 30, 2006

Note 2. Earnings Per Share and Capital Structure, page 10

Comment No. 1:

We noted your disclosure herein that the convertible notes had no effect on diluted earnings per share since its conversion criteria had not been met. Please tell us more about the conversion criteria you are referring to in your disclosure and provide us with your analysis of the potentially dilutive shares associated with the convertible notes. Please also tell us how your accounting is consistent with EITF 04-8, which indicates contingently convertible instruments should be included in diluted earnings per share, if dilutive, regardless of whether the market price trigger has been met. Revise the disclosures related to this matter in future filings as necessary to address our concerns.

Response to Comment No. 1:

EITF 04-8 addresses when contingently convertible instruments should be included in diluted earnings per share. In EITF 04-8 the Task Force reached a consensus that contingently convertible instruments should be included in diluted earnings per share (if dilutive) regardless of whether the market price trigger has been met. Our convertible notes require that we satisfy the accreted value of the obligation (principal amount of the notes together with accrued but unpaid interest, exclusive of the conversion spread) in cash and permit us to satisfy the conversion spread (the excess conversion value over the accreted value), at our option, in either cash and/or stock. Consequently, our convertible notes have the same features as Instrument C as discussed in EITF 90-19 and as illustrated in the diluted earnings per share calculation in example 2 of EITF 04-8.

As illustrated in example 2 of EITF 04-8, there will only be a dilutive effect associated with Instrument C if the average market price for the period exceeds the conversion price. This amount would be included in diluted earnings per share (if dilutive) using the Treasury Stock Method regardless of whether the market price trigger is met (which for our convertible notes is 120% of the conversion price of $65.16).

For the three and nine-month periods ended September 30, 2006, the average closing price of our common stock was $53.38 and $55.85, respectively, and therefore there was no dilutive effect associated with the convertible notes as the average closing price did not exceed the conversion price of $65.16.

We will revise the disclosure in future filings to replace the statement “As the conversion criteria had not been met, the convertible notes had no effect on diluted earnings per share” with “The average price of our common stock for the period did not exceed the conversion price of $65.16 and therefore, did not have an effect on diluted earnings per share.”

Note 8. Debt, page 15

Comment No. 2:

We see on August 4, 2006 you issued $345 million of 2.50% convertible senior subordinated notes (convertible notes) due August 2026. Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the conversion feature of your convertible notes is an embedded derivative. In this regard, tell us if the convertible notes meets the definition of conventional convertible debt as discussed in paragraph 4 of EITF Issue 00-19. Also, if the convertible notes do not meet the definition of conventional convertible debt, please provide us with your analysis of the impact of paragraphs 12-32 of EITF 00-19 on your accounting requirements for the debt. Finally, please revise future filings to clearly indicate how you have accounted for all significant terms of the convertible notes.

Response to Comment No. 2:

Our convertible notes require that we must satisfy the accreted value of the obligation in cash and permit us to satisfy the conversion spread, at our option, in either cash and/or stock. Therefore, because the number of shares, or cash, to be received by the holder of our convertible notes is not fixed at the inception of the obligation and the obligation can be satisfied using a combination of cash and stock, our convertible notes do not meet the definition of conventional convertible debt as defined in EITF 05-2, which defined the meaning of conventional convertible debt in EITF 00-19.

In consideration of our convertible notes and the related conversion feature, we determined that although the conversion feature is not clearly and closely related to its debt host contract (paragraph 12(a)) and the convertible debt instrument is not remeasured at fair value with changes in fair value reported in earnings as they occur (paragraph 12(b)), a separate instrument with the same terms as the conversion feature would meet the criteria in paragraph 11(a) of SFAS 133 and consequently would not be accounted for as a derivative instrument. Specifically the conversion feature is (1) indexed to the company’s own stock and (2) would be classified as stockholders’ equity, if it were a freestanding instrument. Consistent with the discussion in EITF 90-19 and EITF 03-7, we considered the provisions of paragraphs 12 through 32 of EITF 00-19 when evaluating whether the conversion feature (i.e. the conversion spread as described in EITF 90-19 Instrument C) would be classified as stockholders’ equity if it were a freestanding instrument. This analysis is contained below:

Description of EITF 00-19 Requirement	Paragraph	Applicability to our Convertible Notes
Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company. Therefore all the following conditions below must be met for a contract to be classified as equity.	Paragraph 12-13	There are no provisions that require the conversion spread to be net settled in cash, except for in limited circumstances in which holders of the underlying shares also receive cash as further discussed in paragraph 27-28 below.
The contract permits the company to settle in unregistered shares.	Paragraph 14-18	Our convertible notes do not allow for the conversion spread to be settled in unregistered shares. However, paragraph 18 does state that this requirement would be met if delivery of the shares at settlement are registered as of the inception of the transaction and there are no further timely filing or registration requirements. We filed a Form S-3 ASR on April 6, 2006, which became automatically effective and which registered these shares. Therefore, there are no further filings or registration requirements. Based on the exception provided by paragraph 18, we believe this condition has been met.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	Paragraph 19	The Company has 75 million shares authorized. As of September 30, 2006 there were 28,768,422 shares issued or issuable under various other arrangements, including employee benefit plans, and therefore committed. The Company has 46,231,578 shares authorized and unissued available to settle the conversion spread as of September 30, 2006. As noted below, the maximum number of shares that could be issued to settle the contract is 7,412,980, and therefore we believe this provision has been met.
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Paragraph 20-24	Based on the terms of the convertible notes, the conversion rate is initially limited to 15.3478 shares per $1,000 principal amount of the notes equating to a limit of 5,294,991 shares. The notes allow for adjustments to the conversion rate with the maximum conversion rate resulting from such adjustments being limited to 21.4869 shares per $1,000 principal amount of the notes. Applying the maximum conversion rate to the principal amount of convertible debt outstanding equates to a maximum of 7,412,980 total shares.
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	Paragraph 25	There are no such provisions in the indenture under which the convertible notes were issued.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	Paragraph 26	There are no such provisions in the indenture under which the convertible notes were issued.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Paragraph 27-28	The indenture under which the convertible notes were issued requires net-cash settlement only in specific circumstances in which the shareholders also would receive cash in exchange for their shares (i.e., cash merger).
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Paragraph 29-31	There are no such provisions in the indenture under which the convertible notes were issued.
There are no requirements in the contract to post collateral at any point or for any reason.	Paragraph 32	There are no such provisions in the indenture under which the convertible notes were issued.

Based on the analysis above, we believe that the conversion feature would, when analyzed as a separate instrument, not be accounted for as a derivative instrument pursuant to the provisions of SFAS 133. As a result, we have concluded that the conditions for bifurcation set forth in paragraph 12(c) of SFAS 133 have not been met and the conversion feature does not require bifurcation and separate accounting as a derivative instrument.

We will revise the disclosure in future filings to disclose how we have accounted for the significant terms of the convertible notes as follows:

“Our convertible notes are not considered conventional convertible debt as defined in EITF 05-2 as the number of shares, or cash, to be received by the holders was not fixed at the inception of the obligation. We have concluded that the conversion feature of our convertible notes does not require bifurcation from the host contract in accordance with SFAS 133 as the conversion feature is indexed to the company’s own stock and would be classified as stockholders’ equity if it were a freestanding instrument as provided by EITF 00-19.”

Form 8-K dated November 1, 2006

Comment No. 3:

We note that you present your non-GAAP measures and reconciliation in the form of a pro forma statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including (but not limited to) non-GAAP operating income, non-GAAP income before income taxes, non-GAAP income tax provision, non-GAAP net income and non-GAAP basic and diluted net income per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response to Comment No. 3:

In future filings we will no longer present an adjusted statement of income in earnings releases filed under Item 2.02 of Form 8-K and will instead present only those non-GAAP measures used by management, along with appropriate reconciliations of those non-GAAP measures to their comparable GAAP measures. Additionally, we will also explain why our selected non-GAAP measures provide useful information to investors.

We note that in the event the Form 8-K is incorporated by reference into a registration statement filed under the Securities Act of 1933, as amended, the Staff may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. We also note that at that time the Commission may request an amendment to the Form 8-K. We do not intend to incorporate the Form 8-K into any registration statements filed under the Securities Act of 1933, as amended.

Comment No. 4:

Please also revise future filings to include all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your future disclosure to explain in greater detail:

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Response to Comment No. 4:

In future earnings releases filed under Item 2.02 of Form 8-K we will explain in greater detail why our selected non-GAAP measures provide useful information to investors as outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003.

Comment No. 5:

In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Response to Comment No. 5:

In future earnings releases filed under Item 2.02 of Form 8-K we will omit the “pro forma” terminology when referring to our non-GAAP information and replace it with “adjusted.”

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter please contact me at 509-891-3389 or our outside counsel, Andrew Bor, at 206-359-8577.

Very truly yours, ITRON, INC.

By:	/s/ Steven M. Helmbrecht
Steven M. Helmbrecht Sr. Vice President and Chief Financial Officer

cc:	Itron, Inc.
Deloitte & Touche LLP
Perkins Coie LLP